LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as Lion Land Berhad)
A Member of The Lion Group

4 March 2004

04010691

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

04 MAR 18 AM 7:21

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of General Announcement dated 2 March 2004, Re: Lion Industries Corporation Berhad ("LICB") - Proposed variation of: 1) Redemption dates of the zero-coupon redeemable secured RM denominated bonds; and 2) Repayment dates of the zero-coupon redeemable secured USD denominated consolidated and rescheduled debts; issued by the LICB Group pursuant to the corporate and debt restructuring exercise of the LICB Group for filing pursuant to exemption No. 82-3342 granted to LICB under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

PROCESSED
MAR 18 2004
THOMSON
FINANCIAL

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 3/18

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Reference No LI-040302-61123

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **LION INDUSTRIES CORPORATION BERHAD**

* Stock name : **LIONIND**

* Stock code : **4235**

* Contact person : **WONG PHOOI LIN**

* Designation : **SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION INDUSTRIES CORPORATION BERHAD ("LICB")
PROPOSED VARIATION OF:
1.REDEMPTION DATES OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND
2.REPAYMENT DATES OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS"); ISSUED BY THE LICB GROUP PURSUANT TO THE CORPORATE AND DEBT RESTRUCTURING EXERCISE OF THE LICB GROUP

* **Contents :-**

Reference is made to the announcements dated 23 December 2003 and 12 January 2004 by LICB regarding the approval of the relevant Bondholders and relevant SPV Debt Holders of LICB on the following :

i) to vary the redemption dates for the Bonds and the scheduled dates for the repayment of the SPV Debts both of 31 December 2003 and 31 December 2004; and

ii) to modify or amend certain provisions contained in the Trust Deed constituting the Bonds and the SPV Facility Agreement constituting the SPV Debts.

(hereinafter referred to as the "Proposed Variations")

LICB wishes to announce that the Securities Commission and Bank Negara Malaysia had on 25 February 2004 and 1 March 2004 respectively approved the Proposed Variations.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

- 2 MAR 2004